

Mr. David D. Smith
Chief Executive Officer
Sinclair Broadcasting Group, Inc.
10706 Beaver Dam Road
Hunt Valley, Maryland 21030

October 14, 2010

RE: **Sinclair Broadcasting Group, Inc.**
Form 10-K for the fiscal year ended December 31, 2009
Filed March 5, 2010
File No. 0-26076

Dear Mr. Smith:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director